Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mary Beth Breslin & Jeffrey Gabor

Re:                 Rubius Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-225840

CIK No. 0001709401

Ladies and Gentlemen:

On behalf of Rubius Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 13, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on April 13, 2018, resubmitted to the Commission on May 24, 2018 and June 18, 2018, and subsequently filed by the Company with the Commission on June 22, 2018 (File No. 333-225840) (the “Registration Statement”), we submit this supplemental letter to further address comment 10 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

10.             Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.  As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.

common stock were prepared as of February 15, 2018(1), March 26, 2018 and May 31, 2018. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an option pricing method.

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and a sale scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO.  Each valuation probability-weighted the IPO scenario and the sale scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

	IPO Scenario				Sale Scenario				Indicated Fair
Valuation Date	Probability Weighting		DLOM		Probability Weighting		DLOM		Value per Share of Common Stock
February 15, 2018	[***	]%	[***	]%	[***	]%	[***	]%	$7.35
March 26, 2018	[***	]%	[***	]%	[***	]%	[***	]%	$8.66
May 31, 2018	[***	]%	[***	]%	[***	]%	[***	]%	$12.98

February 15, 2018 Valuation

The Company relied, in part, on the results of the February 15, 2018 valuation, prepared on a retrospective basis for accounting purposes, in its determination of the fair value of common stock of $7.35 per share as of February 15, 2018, when the Board granted options for the purchase of an aggregate of 2,443,500 shares to employees, directors and non-employees. The February 15, 2018 valuation was prepared taking into account the sale of shares of the Company’s Series C preferred stock in February 2018 at a price of $12.79 per share, for

(1)   In the course of preparing for its IPO, in March 2018, the Company performed a retrospective fair value assessment as of February 15, 2018 and concluded that the fair value of its common stock underlying stock options granted on February 15, 2018 was $7.35 per share for accounting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.

aggregate proceeds of $101.2 million. In particular, the February 15, 2018 valuation determined the Company’s equity value using an option-pricing model (“OPM”) backsolve approach that was based on the $12.79 price paid per share of its Series C preferred stock in the contemporaneous, arm’s-length transaction with new and existing investors.

March 26, 2018 Valuation

The Board relied, in part, on the results of the March 26, 2018 valuation in its determination of the fair value of common stock of $8.66 per share as of March 29, 2018, April 2, 2018, April 3, 2018 and April 11, 2018, when it granted options for the purchase of an aggregate of 4,349,846 shares to employees, directors and non-employees.  The principal factor contributing to the increase in the fair value of common stock from the February 15, 2018 valuation to the March 26, 2018 valuation was the increase by management and the Board in the probability-weighting of the IPO scenario to [***]%, taking into account that the Company’s IPO organizational meeting with its management, underwriters and advisers was held on March 6, 2018. In addition, from February 15, 2018 to March 26, 2018, the Company made substantial progress in its efforts to recruit additional members to join its Board. Between March 26, 2018 and April 11, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $8.66 per share from March 26, 2018 to April 11, 2018.

May 31, 2018 Valuation

The Board relied, in part, on the results of the May 31, 2018 valuation (the “May 2018 valuation”) in its determination of the fair value of common stock of $12.98 per share as of June 6, 2018, when it granted options for the purchase of an aggregate of 588,500 shares to employees and a non-employee.  The principal factors contributing to the increase in the fair value of common stock from the March 26, 2018 valuation to the May 2018 valuation were the increase in the probability weighting of the IPO scenario to [***]% and the decrease in the DLOM in the IPO scenario due to the shorter period to the planned IPO event, both reflecting progress made by the Company since March 26, 2018, including the following:

•                  The Company continued to advance its lead development programs and the execution of its business strategies, including:

•                  continued preclinical development, including:

•                  the demonstration of selective tumor killing in vitro with RTX-aAPCs, potentially supporting the application of RTX-aAPCs for tumor-antigen specific treatment of various cancers;

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.

•                  confirmation of in vivo activity for mRCT-212, a mouse surrogate of the Company’s lead product candidate for the treatment of cancer, RTX-212, in preclinical animal models of colon cancer and metastatic lung cancer; and

•                  additional preclinical developments supporting the Company’s identification and selection of its lead product candidates; and

•                  progress toward the identification and selection of a proposed manufacturing facility for purchase.

•                  On April 13, 2018, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

•                  On April 21, 2018, the Company applied for the listing of its common stock on the Nasdaq Global Market.

•                  On May 9, 2018, the Company’s Board approved pursuing the IPO on the timeline currently contemplated.

•                  On May 24, 2018, the Company confidentially submitted Amendment No. 1 to its draft registration statement on Form S-1 to the Commission.

Between May 31, 2018 and June 6, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $12.98 per share from May 31, 2018 to June 6, 2018.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to June 22, 2018, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•                  the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                  the Company’s financial condition and prospects;

•                  estimates of business potential and earnings prospects for the Company and the industry in which it operates;

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.

•                  valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•                  progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of June 6, 2018 of $12.98 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to June 6, 2018, the date of the Company’s most recent determination of the fair value of its common stock.

•                  The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the May 2018 valuation, the probability weighting of the IPO scenario was [***]%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the May 2018 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).

•                  The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the May 2018 valuation.

•                  The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock.  Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•                  Since June 6, 2018, 10 biotechnology companies completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings.

•                  Since June 6, 2018, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on June 22, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.

•                  On June 6, 2018, the Company expanded its management team with its Chief Executive Officer, Pablo J. Cagnoni, commencing employment.

•                  Since June 6, 2018, the Company made further progress in the advancement of its lead development programs and the execution of its business strategies, including:

•                  progress on continued preclinical development of its product candidates, including improved activity of mRCT-212 (a murine surrogate of the Company’s product candidate RTX-212) in a B16F10 lung metastasis mouse model; and

•                  progress towards entering into a definitive agreement to acquire a 135,000 square foot manufacturing facility for which it has entered into a letter of intent.  The Company believes that progress towards establishing internal manufacturing capabilities provides substantial shareholder value as it will (i) mitigate the risk associated with reliance on third parties to manufacture the Company’s products by establishing redundancy in clinical supply; (ii) enhance protection of intellectual property and trade secrets; (iii) reduce cost of goods and (iv) enhance speed to market by facilitating the transition to commercial manufacturing.

•                  Since June 6, 2018, the Company held many “testing-the-waters” meetings, at which the Company received positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters on June 22, 2018.

•                  The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.

advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

*  *  *  *  *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1971.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Arthur McGivern
Arthur McGivern

cc:                          Pablo J. Cagnoni, Rubius Therapeutics, Inc.

David Epstein, Rubius Therapeutics, Inc.

Torben Straight Nissen, Rubius Therapeutics, Inc.

Stuart M. Cable, Goodwin Procter LLP

Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY RUBIUS THERAPEUTICS, INC.